UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                    (Amendment No. _______)*

                Standard Management Corporation
                        (Name of Issuer)

                  Common Stock, no par value
                (Title of Class of Securities)

                           853612109
                        (CUSIP Number)

Henry George Luken, III, 900 Fairway Lane, Soddy Daisy, TN 37379
                      (423) 332-1314
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                        March 9, 2000
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-l(e), 240.13d-l(f) or 240.13d-l(g),check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).


CUSIP No. 853612109

_________________________________________________________________

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Henry George Luken, III
_________________________________________________________________

2.    Check the Appropriate Box if a Member of a Group (See
Instructions)

(a)      N/A
(b)
_________________________________________________________________

3.    SEC Use Only

_________________________________________________________________

4.    Source of Funds (See Instructions)    PF

_________________________________________________________________

5.    Check if Disclosure of Legal Proceedings Is Required
Pursuant to Items 2(d) or 2(e)
_________________________________________________________________

6.    Citizenship or Place of Organization  United States
_________________________________________________________________

Number of       7.    Sole Voting Power    565,845
Shares          ------------------------------------------------
Beneficially    8.    Shared Voting Power  0
Owned by        ------------------------------------------------
Each            9.    Sole Dispositive Power  565,845
Reporting       ------------------------------------------------
Person         10.   Shared Dispositive Power  0
With
_________________________________________________________________

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     565,845
_________________________________________________________________

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

_________________________________________________________________

13.  Percent of Class Represented by Amount in Row (11)  7.2%

_________________________________________________________________

14.  Type of Reporting Person (See Instructions)
         IN
_________________________________________________________________




Item 1. Security and Issuer.

This statement relates to the common stock, no par value
(the "Common Stock") of Standard Management Corporation (the "Company"), an Indiana corporation with its principal executive offices at 10689 North Pennsylvania Street, Indianapolis, Indiana 46280. The company's business phone is (317) 574-6200.

Item 2. Identity and Background.

The person filing this statement is Henry George Luken, III.
Mr. Luken's address is 900 Fairway Lane, Soddy Daisy, TN 37379. Mr. Luken is retired. During the last five (5) years, Mr. Luken has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law. Mr. Luken is a U.S. citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The source of funds used by Mr. Luken was personal funds. The total amount of funds was $3,318,601.81.

Item 4. Purpose of Transaction.

Mr. Luken has acquired the Common Stock for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a) Mr. Luken owns, beneficially 565,845 shares of Common
Stock. The number of shares beneficially owned by Mr. Luken constitutes 7.2% of the Common Stock outstanding on February 28, 2003.

(b) Mr. Luken has the sole power to vote or direct the voting of and dispose or direct the disposition of the 565,845 shares of Common Stock held directly by Mr. Luken.

(c) Mr. Luken has effected the following transactions involving the Company's Common Stock during the 60 days prior to the date of this statement: None.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

None.

Item 7. Material to be filed as Exhibits.

None.


                           Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 2, 2003
----------------
Date

/s/ Henry George Luken, III
------------------------------
Signature